IC9
6/23/08

08030671 :ATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-29566

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/07 (MM/DD/YY) AND ENDING 04/30/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: STRATEGIC INVESTORS CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

58 WEST MAIN STREET
(No. and Street)

BOGOTA (City) NEW JERSEY (State) 07603 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BRUCE MANALIO 201-599-0045
(Area Code – Telephone Number)

PROCESSED
JUN 24 2008
THOMSON REUTERS

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RICHARD J. SHEELER & CO., LLP
(Name – *if individual, state last, first, middle name*)

544 LAFAYETTE AVENUE, HAWTHORNE, NEW JERSEY 07506
(Address) (City) (State) (Zip Code)

SEC
Mail Processing
Section
JUN 17 2008
Washington, DC
101

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

6/2

OATH OR AFFIRMATION

I, BRUCE MANALIO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of STRATEGIC INVESTORS CORP., as of APRIL 30, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT
Title

SHARYN S. MANALIO
NOTARY PUBLIC OF NEW JERSEY
Commission Expires 11/16/2008

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STRATEGIC INVESTORS CORPORATION

FINANCIAL STATEMENTS
APRIL 30, 2008 AND 2007

Richard J. Sheeler & Co, LLP
Certified Public Accountants

STRATEGIC INVESTORS CORPORATION

INDEX TO FINANCIAL STATEMENTS

APRIL 30, 2008 AND 2007

Richard J. Sheeler & Co, LLP

Certified Public Accountants and Consultants

Richard J. Sheeler C.P.A./M.B.A.
Michael W. Hahn
www.sheelercpas.com

544 Lafayette Avenue
Hawthorne, New Jersey 07506-2423
Phone: (973) 304-0026
Fax: (973) 304-0062
E-Mail: RJSCPA@aol.com

To The Board of Directors and Shareholders of
Strategic Investors Corporation

INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying Balance Sheets of Strategic Investors Corporation as of April 30, 2008 and 2007 and the related Statements of Income, Retained Earnings and Cash Flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Strategic Investors Corporation as of April 30, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Richard J. Sheeler & Co, LLP

Hawthorne, New Jersey
June 2, 2008

STRATEGIC INVESTORS CORPORATION

BALANCE SHEET

APRIL 30, 2008 AND 2007

ASSETS

	2008	2007
Current Assets:		
Cash	$ 3,057	$ 5,634
Certificate of Deposit (Note 2)	10,000	10,000
Other Current Assets	147	113
Prepaid Income Taxes	750	750
TOTAL ASSETS	$ 13,954	$ 16,497

LIABILITIES AND SHAREHOLDER'S EQUITY

	2008	2007
Current Liabilities:		
Accrued Expenses	$ 600	$ 500
Commissions Payable	173	2,692
Income Taxes	500	500
Total Current Liabilities	1,273	3,692
Shareholder's Equity:		
Capital Stock, 100 shares authorized, issued and outstanding	5,000	5,000
Additional Paid-In-Capital	5,200	5,200
Retained Earnings	2,481	2,605
Total Shareholder's Equity	12,681	12,805
Total Liabilities And Shareholder's Equity	$ 13,954	$ 16,497

See Independent Auditor's Report and Accompanying Notes to Financial Statements

STRATEGIC INVESTORS CORPORATION

STATEMENT OF INCOME AND RETAINED EARNINGS

FOR THE YEAR ENDED APRIL 30, 2008 AND 2007

	2008	2007
Fee Income	$ 51,293	$ 27,802
Operating Expenses:		
Commission Expense	48,293	23,504
Regulatory Fees	345	770
Service Charges	-0-	-0-
Office Expense	597	775
Miscellaneous	55	-0-
Bank Service Charges	-0-	-0-
Insurance	200	655
Professional Fees	700	1,100
Utilities/Telephone	1,173	1,294
Total Operating Expenses	51,363	28,098
Income (Loss) before Other Income and Taxes	(70)	(296)
Other Income:		
Interest	476	355
Income (Loss) before Provision and Taxes	406	59
Provision for Income Taxes	530	1,000
Net Income (Loss)	(124)	(941)
Retaining Earnings:		
Beginning of year	2,605	3,546
End of year	$ 2,481	$ 2,605

See Independent Auditor's Report and accompanying Notes to Financial Statements

STRATEGIC INVESTORS CORPORATION

STATEMENT OF CASH FLOWS

FOR THE YEARS ENDED APRIL 30, 2008 AND 2007

	2008	2007
Cash Flows From Operating Activities:		
Net Income (Loss)	$ (124)	$ (941)
Net Adjustments to reconcile Net Income to the Net Cash provided by Operating Activities		
(Increase) Decrease in Accounts Receivable	-0-	-0-
(Increase) Decrease in Other Assets	(34)	-0-
(Increase) Decrease in Prepaid Taxes	-0-	-0-
Increase (Decrease) in Accrued Expenses	100	500
Increase(Decrease) in Taxes Payable	-0-	500
Increase (Decrease) in Commission Payable	(2,519)	2,428
Net Cash Used by Operating Activities	(2,577)	2,487
Net (Decrease) Increase in Cash and Cash Equivalent	(2,577)	2,487
Cash and Cash Equivalents at beginning of year	15,634	13,147
Cash and Cash Equivalents at end of year	$ 13,057	$ 15,634
Supplementary Cash Disclosures:		
Cash Paid for Income Taxes	$ 530	$ 1,000
Cash Paid for Interest	$ -0-	$ -0-

See Independent Auditor's Report and Accompanying Notes to Financial Statements

STRATEGIC INVESTORS CORPORATION

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEARS ENDED APRIL 30, 2008 AND 2007

	Common Shares	Stock Amount	Paid-in Capital	Retained Earnings
Balance at 4/30/06	100	$ 5,000	$ 5,200	$ 3,546
Net Income (Loss) for the year ended 4/30/07				(941)
Total	100	$ 5,000	$ 5,200	$ 2,605
Income (Loss) for the year ended 4/30/08				(124)
Balance at 4/30/08	100	$ 5,000	$ 5,200	$ 2,481

See Independent Auditor's Report and Accompanying Notes to Financial Statements

STRATEGIC INVESTORS CORPORATION

NOTES TO FINANCIAL STATEMENTS

APRIL 30, 2008

Note 1: Organization:

The Company was incorporated on April 22, 1983 under the laws of the State of New Jersey.

Operations commenced during August 1983. The Corporation is licensed to sell shares of mutual funds, variable annuities, and direct participation programs of various investment corporations to the general public.

Note 2: Certificate of Deposit:

	2008	2007
World Savings-maturing January 3, 2008	$ -0-	$ 10,000
World Savings-maturing January 3, 2009	10,000	-0-
Total	$ 10,000	$ 10,000

Note 3: Summary of Significant Accounting Policies:

Revenue Recognition:

The Company uses the accrual method of accounting in which revenue is recognized as earned. The same method is used for income tax purposes.

Leases:

The Company does not currently lease any real or tangible personal property.

Income Taxes:

The Company has provided for all Federal and State Income Taxes, as necessary, in the financial statements. The Company has already filed the necessary Federal and State Income Tax Returns. For income tax purposes, the Company has adopted the "accrual" method of accounting, recognizing income as earned and expenses as incurred. The income tax expense for the Company was as follows:

April 30,	2008	2007
Federal	$ -0-	$ -0-
State	530	1,000
Total	$ 530	$ 1,000

Richard J. Sheeler & Co, LLP

Certified Public Accountants and Consultants

Richard J. Sheeler C.P.A./M.B.A.
Michael W. Hahn
www.sheelercpas.com

544 Lafayette Avenue
Hawthorne, New Jersey 07506-2423
Phone: (973) 304-0026
Fax: (973) 304-0062
E-Mail: RJSCPA@aol.com

ACCOUNTANTS' REPORT ON SUPPLEMENTARY INFORMATION

To The Board of Directors and Shareholders
Strategic Investors Corporation

Our examination was made for the purpose of forming an opinion on the financial statements taken as a whole. The following supplementary information is presented for purposes of additional analysis, and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Richard J. Sheeler, C.P.A.

June 2, 2008

STRATEGIC INVESTORS CORPORATION

COMPUTATION OF NET CAPITAL

APRIL 30, 2008

1.	Total Ownership Equity	$ 12,681
2.	Deductions	-0-
3.	Total O/E Qualified for Net Capital	12,681
4.	Additions	-0-
5.	Total Capital and Allowable Deductions	12,681
6.	Other Deductions	(898)
7.	Other Additions	-0-
8.	Net Capital Before Haircuts	11,783
9.	Haircuts	-0-
10.	Net Capital	$ 11,783

STRATEGIC INVESTORS CORPORATION

RECONCILIATION OF AUDITED NET CAPITAL COMPUTATION

APRIL30, 2008

Net Capital Per Focus Part II A	$ 11,783
Plus: Non-Allowable Assets	898
Net Adjustments	898
Net Capital - Audit	$ 12,681

Richard J. Sheeler & Co, LLP

Certified Public Accountants and Consultants

Richard J. Sheeler C.P.A./M.B.A.
Michael W. Hahn
www.sheelercpas.com

544 Lafayette Avenue
Hawthorne, New Jersey 07506-2423
Phone: (973) 304-0026
Fax: (973) 304-0062
E-Mail: RJSCPA@aol.com

To The Board of Directors and Shareholders
Strategic Investors Corporation

Our report dated June 2, 2008 as of April 30, 2008 and 2007 and for the years then ended stated that the financial statements present fairly the financial position of Strategic Investors Corporation and the results of its operations and changes in financial position for the year then ended in conformity with generally accepted accounting principles consistently applied.

In connection with this examination, no material inadequacies were found to exist.

Richard J. Sheeler, C.P.A.

END